Exhibit 99.11

Fire & Flower Announces $25 Million Private Placements

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Green Acre Capital acting as Lead Investor

EDMONTON, April 13, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF OTCQX: FFLWF) (“FFHC”, “Fire & Flower” or the “Company”), today announced two proposed private placements for aggregate gross proceeds of up to $25 million (collectively, the “Offerings”).

The Offerings are comprised of (i) a non-brokered private placement of up to 19,800 8.0% secured $1,000 principal amount convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture for aggregate gross proceeds of up to $19.8 million, and (ii) a non- brokered private placement of up to 5,200 subscription receipts (the “Subscription Receipts”) at a price of $1,000 per Subscription Receipt for aggregate gross proceeds of up to $5.2 million. Each Subscription Receipt shall be automatically converted into one $1,000 principal amount Convertible Debenture upon the satisfaction of certain escrow release conditions as further described below.

Green Acre Capital (“Green Acre” or “GAC”) has committed to act as lead investor in the Offerings. AltaCorp Capital Inc. is acting as exclusive financial advisor to Fire & Flower in connection with the Offerings.

Management Commitment & Participation

Certain directors and officers of the Company have committed to participate in the Offerings for an aggregate investment of $1 million, including an $850,000 commitment by Fire & Flower’s Chief Executive Officer.

“These private placements led by Green Acre will strengthen our financial position and enable Fire & Flower to continue to deliver upon our growth plans for cannabis retail stores across Canada,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. With this capital in place, we are uniquely positioned for success coming out of the current public health crisis and well into the future.”

“In current market conditions, it is important to invest in industry leaders. Green Acre is impressed by Fire & Flower’s track record of continuing to execute upon its focused strategy towards building a sustainable business in the cannabis sector,” shared Shawn Dym, Director with Green Acre Capital LP. “Fire & Flower’s clear value proposition as an omni-channel, technology-enabled retail company combined with its deep management expertise demonstrates why Fire & Flower is positioned to lead cannabis retailers in a path to profitability, amidst uncertainty for many cannabis companies.”

Strong Balance Sheet Provides Stability

Fire & Flower’s strong balance sheet, together with its strategic relationship with Alimentation Couche-Tard Inc. (“ACT”), positions the Company well to continue to deliver upon its national growth strategy.

The proceeds of the Offerings will be used for working capital and other general corporate purposes of the Company and its subsidiaries, including repayment of existing debt that is not converted into shares prior to maturity, and continuing to build the Fire & Flower retail network through expanding into new markets as they emerge.

Debenture and Subscription Receipt Offerings

The Convertible Debentures will bear interest at an annual rate of 8.00% payable in arrears in equal installments semi-annually. The Convertible Debentures will mature on June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event certain outstanding securities of FFHC are converted, exercised or otherwise extinguished (the “Maturity Date”) as will be further set out in a debenture indenture to be entered into prior to closing of the Offerings. The principal amount of Convertible Debenture will be convertible at the holder’s option into common shares of FFHC (the “Conversion Shares”) at any time prior to the Maturity Date at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the Convertible Debentures will be secured by the assets of the Company and its subsidiaries.

Subject to the approval of the Toronto Stock Exchange (the “TSX”), which pursuant to the TSX policies requires the approval of the shareholders of FFHC, in lieu of paying any interest accrued and payable in respect of the Convertible Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended), FFHC may elect to add such accrued and unpaid interest to the then outstanding principal amount of Convertible Debentures.

The net proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) will be delivered to and held by a licensed Canadian trust company, in its capacity as subscription receipt agent. Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each Subscription Receipt will automatically be converted into a $1,000 principal amount Convertible Debenture and the Subscription Receipt Proceeds will be released to FFHC.

The Escrow Release Conditions shall include the Conversion Shares underlying the Convertible Debentures issuable upon conversion of the Subscription Receipts being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, including the receipt of shareholder approval.

The Convertible Debentures, the Subscription Receipts and any underlying securities issued pursuant to the Offerings will be subject to a statutory four month and one day hold period following the closing date.

Closing of the Offerings is expected to occur on or prior to April 30, 2020 and is subject to customary closing conditions, including, without limitation, receipt of all regulatory approvals.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

About Green Acre Capital

Green Acre is a private investment fund that is exclusively dedicated to making cannabis investments globally. GAC has raised in excess of $100 million to deploy across the cannabis value chain. With two current funds GAC is one of the longest tenured and most active private investors in the industry.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include statements regarding the terms and closing of the Offerings and the intended use of proceeds of the Offerings.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to FFHC. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including when or whether the financing will be completed.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 13-APR-20